FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        August, 2005

Commission File Number:      0-30456

CHARTWELL TECHNOLOGY INC.
(Translation of registrant’s name into English)

Suite 400, 750 – 11th Street SW Calgary, Alberta Canada T2P 3N7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

October 21, 2005	signed “Don Gleason” Don Gleason, CFO

EXHIBIT INDEX

1	Press Release dated August 15, 2005

EXHIBIT 1

C  h  a  r  t  w  e  l  l     T  e  c  h  n  o  l  o  g   y    Inc.

PRESS RELEASE

Chartwell Launches Poker Community

Chartwell Technology Inc.	TSX:CWH

Calgary, Canada, August 15, 2005, Chartwell Technology Inc. (TSX:CWH), a leading provider of gaming software systems to the online and remote gaming industry is pleased to announce the launch of PokerNexus, Chartwell’s community poker offering www.pokernexus.com

Subsequent to our announced acquisition of Micropower Corporation in May, the integrated poker team has completed the development and launch of the Chartwell poker community with all of the features, functionality and back-end tool-set that are required to compete in today’s poker environment. Initially launched with two European clients, Chartwell will grow its community with the addition of a number of new European clients prior to the Company’s fiscal year-end.

PokerNexus is a network of independent online poker rooms managed by Eliteclub Management N.V. which is the exclusive provider of services to Chartwell licensees wishing to use the Chartwell poker solution. Each member of the network retains full control and confidentiality of their own players and data allowing them to utilize existing payment systems and guaranteeing a completely secure environment for their players. Managed and supported by poker players and experienced gaming operators, PokerNexus is the most independent poker network available today.

“The acquisition of Micropower met two key objectives of our poker strategy”, states Darold Parken, President and CEO of Chartwell. “By adding advanced poker software and a greatly expanded poker team, we have enabled the Company to launch a feature-rich, scalable product that meets the needs of all of our clients. Success for Chartwell in the online poker industry requires this new technology platform built on a unique business model with which our clients can capitalize on this exciting gaming segment. We are confident that our new poker community launch provides the perfect environment for success. We anticipate poker related revenues to be a substantial contributor to Chartwell’s over-all revenue in the years to follow”

Poker is the fastest growing segment of the online gaming industry in the past two years with monthly online player participation averaging 1.8 million. Current estimates by Global Betting and Gaming Consultants (GBGC) have the poker industry yielding approximately $1.5 billion in annual revenues and strong growth is predicted.

About Chartwell

Chartwell Technology Inc. specializes in the development of leading-edge gaming applications and entertainment content for the Internet and wireless platforms and other remote access devices. Chartwell’s Java and Flash based software products and games are designed for deployment in gaming, entertainment, advertising and promotional applications. Chartwell does not participate in the online gaming business of its clients. Chartwell’s team of highly trained professionals is committed to delivering the highest quality software and maintaining its leading edge through continuous development and unparalleled customer support.

Chartwell invites you to preview and play our games at www.chartwelltechnology.com

For further information, please contact:

Chartwell Technology Darold Parken, President and CEO	Chartwell Technology Inc. David Bajwa, Investor Relations
(877) 261-6619 or (403) 261-6619	(877) 669-4180 or (604) 669-4180
dph@chartwelltechnology.com	info@chartwelltechnology.com

The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained herein which are not historical fact are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to, certain delays in testing and evaluation of products, regulation of the online gaming industry, and other risks detailed from time to time in Chartwell’s filings with the Securities & Exchange Commission. We assume no responsibility for the accuracy and completeness of these statements to actual results. This is not an offer to sell or a solicitation of an offer to purchase any securities.